Prospectus Supplement filed under Rule 424(b)(3)
                                                   Registration Number 333-44588
________________________________________________________________________________
Prospectus  Supplement  No.  2,  dated  January  12,  2001
(To  Prospectus,  dated  September  22,  2000)

                                 [Level 8 Logo]


                        5,162,169 Shares of Common Stock

     This prospectus supplement to the prospectus dated September 22, 2000 relates to the offering by the selling stockholders of up to 5,162,169 shares of common stock which are either issued, issuable upon the conversion of preferred stock or issuable upon the exercise of warrants.

     This prospectus supplement should be read in conjunction with the prospectus dated September 22, 2000 and Prospectus Supplement No. 1, which are to be delivered with this prospectus supplement. The information in this prospectus supplement updates and supersedes certain information contained in the prospectus dated September 22, 2000 and Prospectus Supplement No. 1 dated November 15, 2000.

________________________________________________________________________________

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS DETERMINED WHETHER THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. NOR HAVE THEY MADE, NOR WILL THEY MAKE, ANY DETERMINATION AS TO WHETHER ANYONE SHOULD BUY THESE SECURITIES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

________________________________________________________________________________

     On January 10, 2001, Level 8 Systems, Inc. issued the following press release:

LEVEL 8 UPDATES FOURTH QUARTER OUTLOOK; COMPANY SETS STRATEGIC INITIATIVES FOR 2001
CARY,  N.C.,  -  (January  10,  2001)  - Level 8 Systems, Inc. (Nasdaq: LVEL), a
                                                                        -----
leading global provider of high performance eBusiness integration software, today announced updated guidance for its fourth quarter ended December 31, 2000.

For the quarter, the Company anticipates revenue of approximately $19 to $19.5 million versus its previous expectation of approximately $23 million. Level 8 attributes the softer than anticipated revenue mainly to deferred or postponed orders as a result of a slowdown in the overall economic climate. As a result, the Company expects a Proforma net loss of approximately $500,000 to $1 million, or $(0.03) to $(0.06) a share for the quarter.

``Our original revenue projections were based on anticipated contracts for the fourth quarter,'' said Steven Dmiszewicki, Chief Executive Officer of Level 8 Systems. ``Due to the general economic slowdown that occurred during the fourth quarter, several customers reassessed their immediate technology needs. As a result, Level 8 experienced some cancellations of orders or delays until 2001. These factors triggered the revenue and earnings shortfall. That said, we have maintained excellent customer relationships and are focusing on improving the operational efficiencies throughout our structure that we believe will drive our business in 2001.''

Separately, Level 8 announced the first initiative resulting from an ongoing four-month study aimed at reviewing its strategic direction and realigning its organizational structure. As a first step, the Company will reduce its workforce by approximately 15 percent worldwide in an effort to align itself with the new strategy, eliminate redundancies and control costs.

                                    -more-

Anthony Pizi, chairman and CTO for Level 8 said, ``As Level 8 matures as a leader in the EAI space and builds its product offerings, we are constantly reviewing our operations to ensure efficiencies. Approximately four months ago, our global management team made a decision to hire an outside consulting agency to assist us in formally reviewing every aspect of our business. While the decision to reduce personnel at this time is not an easy one, these reductions are part of an overall strategic plan that will help control costs and move us closer toward achieving steady profitability and enhanced shareholder value.''

Mr. Dmiszewicki concluded, ``Additionally, the organizational review allowed us to clearly define Level 8's corporate vision and to set more specific growth initiatives for 2001 and beyond. We intend to formally unveil our new strategic focus to coincide with our company-wide sales force kickoff meeting next week.''

Level 8 will host a conference call today, January 10, at 2:30 p.m. EST to further discuss its fourth quarter outlook. For access within the U.S. please dial (800) 491-3988 starting at 2:20 p.m. EST. Please use the confirmation code 905235 to access the call. International callers should dial (303) 267-1006.

A telephonic replay will also be available after the completion of the call. To access the recording, dial (800) 625-5288. Please use the confirmation code 905235. The replay will be available until Friday, January 12.

About  Level  8  Systems
Level  8  Systems (Nasdaq: LVEL; www.level8.com) is a leading global provider of
                           ----
high performance eBusiness integration software that enables organizations to integrate new and existing information and processes with the Internet to create new business value. The Level 8 product portfolio represents the broadest eBusiness integration offering from a single vendor in the market today. The Geneva High Performance Integration Platform provides enterprise messaging, application integration, business process automation and application engineering technologies. Level 8 Systems has more than 700 customers and about 400 employees worldwide with corporate headquarters in Cary, North Carolina, and offices in the US, UK, Germany, Denmark, Sweden, France and Italy.

This news release contains ``forward-looking statements'' on such matters as anticipated financial performance, future business prospects and strategic direction. The reader is cautioned not to put undue reliance on such forward-looking statements, which are not a guarantee of performance and are subject to a number risks and uncertainties that could cause actual results to differ materially from such statements. For a more detailed description of the factors that could cause such a difference, please see Level 8's filings with the Securities and Exchange Commission.

Level 8, Level 8 Systems, Level 8 Technologies, Geneva, Geneva Integration Suite, Geneva Enterprise Integrator, Geneva Business Process Automator, Geneva Integration Broker, Geneva Message Queuing, Geneva XIPC and Geneva AppBuilder are trademarks of Level 8 Technologies, Inc., a wholly-owned subsidiary of Level 8 Systems, Inc. All other company and product names are for identification purposes only and are the property of, and may be trademarks of, their respective owners.

     On December 19, 2000, Level 8 Systems, Inc. issued the following press release:

MERRILL LYNCH EXECUTIVE ANTHONY PIZI JOINS LEVEL 8 AS CHAIRMAN AND CTO PIZI TO PROVIDE LEADERSHIP FOR CICERO TECHNOLOGY
KILMAN  TRANSITIONS  TO  CHIEF  STRATEGIC  OFFICER  TO  FOCUS  ON  FUTURE GROWTH
STEVEN  DMISZEWICKI  ELECTED  CHIEF  EXECUTIVE  OFFICER
CARY,  N.C., - (December 19) - Level 8 (Nasdaq: LVEL), a leading global provider
                                                ----
of high performance eBusiness integration software, today announced that Anthony Pizi will join Level 8 as chairman of the board and chief technology officer. Sam Somech, who currently holds the title of CTO, will continue as vice chairman of the company. The company also announced that Arik Kilman will become chief strategic officer and will be succeeded as chief executive officer by Steven Dmiszewicki. Paul Rampel will join Level 8 as senior vice president of research and development.

Anthony Pizi comes to Level 8 from Merrill Lynch where he held the position of chief technology officer of the Private Client Architecture Group. Mr. Pizi's 17-year career at Merrill Lynch includes development of Cicero(TM), a comprehensive integrated desktop computer environment developed by Merrill Lynch and acquired by Level 8 earlier this year. In his new role at Level 8, Mr. Pizi will provide strategic direction for all products including the Geneva eBusiness Integration Platform. In addition, he will offer leadership in the development of the Cicero technology into a multi-platform environment that works with existing Level 8 eBusiness integration products.

``Tony Pizi's intimate knowledge of business integration technologies and strong relationships in both the financial and technology communities make him an important addition to the Company's management team, as well as an integral component of our overall corporate growth objectives,'' said Arik Kilman. ``Tony's status as a visionary among influential industry veterans fits well with the entrepreneurial spirit of our organization and the leading edge reputation of our Geneva platform suite. His guidance in the execution of our business and technology strategies will be key to the successful launch of Cicero and will help to further strengthen our leadership position in the EAI space. Additionally, we are confident that his leadership will create new opportunities for Level 8 that can be leveraged to most efficiently achieve our major business initiatives in 2001.''

                                    -more-

``I am very excited about the move to Level 8. My decision to leave Merrill Lynch after 17 years was not an easy one. I am leaving a great team and many friends. However, the opportunity to work with such a strong and innovative company to enhance the Geneva and Cicero product lines was something I could not pass up. I'm thrilled to be part of the team that will take these technologies to the next level,'' said Anthony Pizi.

E. Stanley O'Neal, executive vice president and president of U.S. Private Client Group for Merrill Lynch said, ``As CTO of our Private Client Architecture Group, Tony's leadership was key to our many successes, including TGA (30,000 workstations in 750 locations), Merrill Lynch Online, Merrill Lynch Direct and our state-of-the-art contact centers. As Tony moves on to become chairman and CTO of Level 8, he will remain a strategic advisor to me, and will work closely with us to enhance the existing relationship between the two firms.''

``We are very excited about the partnership with Level 8 and think that Tony will do a great job in developing next-generation infrastructure solutions for the market,'' said John A. McKinley, Jr., executive vice president and chief technology officer of Merrill Lynch.

The company also announced that Arik Kilman will transition from his role as chairman and CEO to that of chief strategic officer. As a significant shareholder in Level 8, Kilman will focus exclusively on future business dealings and direction in the areas of large enterprise transactions and partnerships.

Steven Dmiszewicki has been elevated to the position of chief executive officer and remains president of Level 8 Systems. Dmiszewicki became president in June 1999 and has directed the business strategy for the company and managed all operations worldwide. Prior to his promotion to the presidency of Level 8, Dmiszewicki served as the company's chief operating officer.

Sam Somech, the company's current CTO, will become vice chairman. As one of the world's leading experts on middleware messaging technologies, Mr. Somech will continue to play a vital role in product development initiatives for Level 8. In his new position, Mr. Somech will work closely with Mr. Pizi to determine all technological aspects for the company.

                                    -more-

Paul Rampel will assume the position of senior vice president of research and development. Mr. Rampel previously held the position of president for StarQuest Software Inc., a provider of Internet infrastructure solutions for Cisco routers acquired by Level 8 earlier this year. In his new role, Mr. Rampel will be responsible for all product development and support initiatives.

``Level 8 has seen significant profitability as a result of our strong product line and leadership position in the EAI market. We believe this growth will continue and that we have assembled the industry's best leaders on our senior management team to ensure our success,'' Kilman added.

About  Level  8  Systems
Level  8  Systems (Nasdaq: LVEL; www.level8.com) is a leading global provider of
                           ----
high performance eBusiness integration software that enables organizations to integrate new and existing information and processes with the Internet to create new business value. The Level 8 product portfolio represents the broadest eBusiness integration offering from a single vendor in the market today. The Geneva High Performance Integration Platform provides enterprise messaging, application integration, business process automation and application engineering technologies. Level 8 Systems has more than 700 customers and over 475 employees worldwide with corporate headquarters in Cary, North Carolina, and offices in the US, UK, Germany, Denmark, Sweden, France and Italy.

Level 8, Level 8 Systems, Level 8 Technologies, Geneva, Geneva Integration Suite, Geneva Enterprise Integrator, Geneva Business Process Automator, Geneva Integration Broker, Geneva Message Queuing, Geneva XIPC and Geneva AppBuilder are trademarks of Level 8 Technologies, Inc., a wholly-owned subsidiary of Level 8 Systems, Inc. All other company and product names are for identification purposes only and are the property of, and may be trademarks of, their respective owners.